                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


----------------------------------------------


In the Matter of
                                   CERTIFICATE
AMEREN CORPORATION
                                       OF
File No. 70-9133
                                  NOTIFICATION
(Public Utility Holding Company
Act of 1935)

----------------------------------------------


         This Certificate of Notification is filed by Ameren Corporation, a Missouri corporation, pursuant to Rule 24. Such filing is made pursuant to Ameren's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and the order of the Securities and Exchange Commission (the "Commission") dated March 13, 1998.




1)       Ameren common stock - New Issue None.

2) Ameren common stock - dividend reinvestment plan and employee benefit plans Ameren purchased 363,928 shares under its dividend reinvestment plan and 56,897 shares under its employee benefit plans.

3)       Guaranteed issued
         No parent company guarantees.


------------------------------------------------------------------------------



4)       Short-term  debt  issued by Ameren  during  the third  quarter of 1998.
         Chase Manhattan Bank: o A $20 million, 30 day loan at 5.8875%, commencing June 30 and maturing July 30.
         o A series of overnight loans during the quarter, ranging from $1.5 million to $20 million, at interest rates varying from 5.625% to 6.0125%.

         Commerce Bank:
         o A series of overnight loans during July and August, ranging from $1.1 million to $7.1 million, at interest rates varying from 6.01% to 6.14%.

         Northern Trust Company:
         o A series of overnight loans during July and August, ranging from $1.3 million to $10 million, at interest rates varying from 5.75% to 6.1%.

         Maximum indebtedness at any one time: $23.4 million on August 18 and 19

5) Financings consummated by any Utility Subsidiary not exempt under Rule 52
         Union Electric Company:
         o Commercial paper issued through First Chicago Capital Markets and/or Lehman Brothers, ranging from a low of zero on September 8, 1998 to a maximum of $179.9 million on July 6. The average amount outstanding for the quarter was $59,495,652, with an average rate of 5.617675%.
         o Loans from Ameren Corporation (parent) during July and August, 1998 ranging from zero on July 1 to $7,098,000 on July 27. The interest rates varied, ranging from 5.70% to 5.8875%.

         Central Illinois Public Service Company:
         o Commercial paper issued through First Chicago Capital Markets and/or Lehman Brothers, ranging from a low of $15.6 million on September 14, 1998 to a maximum of $62.9 million on July 2. The average amount outstanding for the quarter was $36,131,522, with an average rate of 5.575459%.
         o Loans from Ameren Corporation (parent) during July and September, ranging from zero on July 1 to $6,500,000 on September 4. The interest rate varied, ranging from 5.48% to 5.8875%.

6) Financings consummated by any Nonutility Subsidiary, not exempt under Rule 52. There were no external financings. All financings were from Ameren Corporation (parent) at interest rates which consisted of a weighted average of its cost of external financings and, when funds used from its internal treasury, a benchmark commercial paper index.

         o Ameren Services: Minimum of zero. Maximum of $22,950,000 on September 16.
         o Ameren ERC: Minimum and maximum of $1,500,000 from July 1 through September 30. (The same loan stayed outstanding the entire quarter.)
         o Union Electric Development Corporation: Minimum of $1,170,000 on September 21. Maximum of $2,170,000 on August 14.
         o Ameren Energy Corporation: Minimum of $4,400,000 on July 1. Maximum of $11,250,000 on September 23.

7)       Forms U-6B-2 filed with the Commission.
         Quarterly report filed

8)       Balance Sheets
         The consolidated and stand alone balance sheets of Ameren Corporation, Central Illinois Public Service Company and Union Electric Company are attached as Exhibit A.

9)       Registration Statements
         None


                                    SIGNATURE

                    The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                               Ameren Corporation


                                              BY    /S/ Steven R. Sullivan
                                                 ----------------------------
                                                      Steven R. Sullivan
                                               Vice President, General Counsel
                                                        and Secretary

November 19, 1998


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

                                                                            Exhibit A
                                                                          Page 1 of 3
                               AMEREN CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                                  September 30,  December 31,
ASSETS                                                                1998          1997
------                                                             -----------   -----------
Property and plant, at original cost:
   Electric                                                        $11,679,744   $11,522,730
   Gas                                                                 463,107       447,458
   Other                                                                81,420        36,023
                                                                   -----------   -----------
                                                                    12,224,271    12,006,211
   Less accumulated depreciation and amortization                    5,527,721     5,285,434
                                                                   -----------   -----------
                                                                     6,696,550     6,720,777
Construction work in progress:
   Nuclear fuel in process                                              95,330       134,804
   Other                                                               132,529       131,504
                                                                   -----------   -----------
         Total property and plant, net                               6,924,409     6,987,085
                                                                   -----------   -----------
Investments and other assets:
   Investments                                                          85,800        97,188
   Nuclear decommissioning trust fund                                  141,084       122,438
   Other                                                                71,797        64,915
                                                                   -----------   -----------
         Total investments and other assets                            298,681       284,541
                                                                   -----------   -----------
Current assets:
   Cash and cash equivalents                                            62,315         9,696
   Accounts receivable - trade (less allowance for doubtful
         accounts of $7,860 and $4,845, respectively)                  355,574       266,306
   Unbilled revenue                                                    113,286       102,864
   Other accounts and notes receivable                                  53,931        49,765
   Materials and supplies, at average cost -
      Fossil fuel                                                      102,513        93,431
      Other                                                            135,942       134,152
   Environmental bond redemption fund                                  160,000          --
   Other                                                                91,900        55,002
                                                                   -----------   -----------
         Total current assets                                        1,075,461       711,216
                                                                   -----------   -----------
Regulatory assets:
   Deferred income taxes                                               635,191       639,792
   Other                                                               188,401       204,913
                                                                   -----------   -----------
         Total regulatory assets                                       823,592       844,705
                                                                   -----------   -----------
Total Assets                                                       $ 9,122,143   $ 8,827,547
                                                                   ===========   ===========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $.01 par value, authorized 400,000,000 shares -
   outstanding 137,215,462 shares                                  $     1,372   $     1,372
   Other paid-in capital, principally premium on
     common stock                                                    1,582,720     1,582,938
   Retained earnings                                                 1,533,244     1,434,658
                                                                   -----------   -----------
         Total common stockholders' equity                           3,117,336     3,018,968
   Preferred stock not subject to mandatory redemption                 235,197       235,197
Long-term debt                                                       2,391,619     2,506,068
                                                                   -----------   -----------
         Total capitalization                                        5,744,152     5,760,233
                                                                   -----------   -----------
Minority interest in consolidated subsidiary                             3,534         3,534
Current liabilities:
   Current maturity of long-term debt                                  248,546        52,241
   Short-term debt                                                      72,403        86,266
   Accounts and wages payable                                          203,216       293,391
   Accumulated deferred income taxes                                    65,338        56,094
   Taxes accrued                                                       265,859       110,566
   Other                                                               222,211       168,727
                                                                   -----------   -----------
         Total current liabilities                                   1,077,573       767,285
                                                                   -----------   -----------
Accumulated deferred income taxes                                    1,528,164     1,536,696
Accumulated deferred investment tax credits                            181,401       190,260
Regulatory liability                                                   203,730       224,225
Other deferred credits and liabilities                                 383,589       345,314
                                                                   -----------   -----------
Total Capital and Liabilities                                      $ 9,122,143   $ 8,827,547
                                                                   ===========   ===========




                                                                            Exhibit A
                                                                           Page 2 of 3

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)


                                                              September 30,  December 31,
ASSETS                                                             1998        1997
------                                                          ----------   ----------
Property and plant, at original cost:
   Electric                                                     $2,362,769   $2,311,364
   Gas                                                             256,981      249,499
                                                                ----------   ----------
                                                                 2,619,750    2,560,863
   Less accumulated depreciation and amortization                1,177,938    1,132,591
                                                                ----------   ----------
                                                                 1,441,812    1,428,272
Construction work in progress                                       27,431       59,531
                                                                ----------   ----------
         Total property and plant, net                           1,469,243    1,487,803
                                                                ----------   ----------

Other assets                                                        30,185       30,476

Current assets:
   Cash and cash equivalents                                        12,728        6,040
   Accounts receivable - trade (less allowance for doubtful
         accounts of $1,219 and $1,200, respectively)               73,374       67,495
   Unbilled revenue                                                 39,093       31,708
   Other accounts and notes receivable                              30,913        7,760
   Materials and supplies, at average cost -
      Fossil fuel                                                   30,517       24,919
      Gas stored underground                                        12,968       14,275
      Other                                                         34,985       32,334
   Other                                                             8,765       32,637
                                                                ----------   ----------
         Total current assets                                      243,343      217,168
                                                                ----------   ----------
Regulatory assets:
   Deferred income taxes                                            25,611       28,052
   Other                                                            20,933       25,208
                                                                ----------   ----------
         Total regulatory assets                                    46,544       53,260
                                                                ----------   ----------
Total Assets                                                    $1,789,315   $1,788,707
                                                                ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, no par value, authorized 45,000,000 shares -
     outstanding 25,452,373 shares                              $  120,033   $  121,282
   Retained earnings                                               466,284      451,477
                                                                ----------   ----------
         Total common stockholders' equity                         586,317      572,759
   Preferred stock not subject to mandatory redemption              80,000       80,000
   Long-term debt                                                  507,635      558,474
                                                                ----------   ----------
         Total capitalization                                    1,173,952    1,211,233
                                                                ----------   ----------

Current liabilities:
   Current maturity of long-term debt                               60,000        9,000
   Short-term debt                                                  53,800       64,966
   Accounts and wages payable                                       75,772       89,362
   Accumulated deferred income taxes                                21,065       20,285
   Taxes accrued                                                    25,055       15,869
   Other                                                            35,591       21,937
                                                                ----------   ----------
         Total current liabilities                                 271,283      221,419
                                                                ----------   ----------
Accumulated deferred income taxes                                  234,230      237,629
Accumulated deferred investment tax credits                         35,796       40,369
Regulatory liability                                                41,014       48,587
Other deferred credits and liabilities                              33,040       29,470
                                                                ----------   ----------
Total Capital and Liabilities                                   $1,789,315   $1,788,707
                                                                ==========   ==========


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

                                                                            Exhibit A
                                                                           Page 3 of 3

                             UNION ELECTRIC COMPANY
                                  BALANCE SHEET
                                    UNAUDITED
                      (Thousands of Dollars, Except Shares)

                                                               September 30, December 31,
ASSETS                                                              1998         1997
------                                                           ----------   ----------
Property and plant, at original cost:
   Electric                                                      $8,952,272   $8,832,039
   Gas                                                              206,217      197,959
   Other                                                             36,023       36,023
                                                                 ----------   ----------
                                                                  9,194,512    9,066,021
   Less accumulated depreciation and amortization                 4,052,035    3,866,925
                                                                 ----------   ----------
                                                                  5,142,477    5,199,096
Construction work in progress:
   Nuclear fuel in process                                           95,330      134,804
   Other                                                            100,915       68,074
                                                                 ----------   ----------
         Total property and plant, net                            5,338,722    5,401,974
                                                                 ----------   ----------
Investments and other assets:
   Nuclear decommissioning trust fund                               141,084      122,438
   Other                                                             43,216       33,315
                                                                 ----------   ----------
         Total investments and other assets                         184,300      155,753
                                                                 ----------   ----------
Current assets:
   Cash and cash equivalents                                         26,949        3,232
   Accounts receivable - trade (less allowance for doubtful
         accounts of $6,641 and $3,645, respectively)               273,465      179,708
   Unbilled revenue                                                  74,193       71,156
   Other accounts and notes receivable                               62,631       41,028
   Materials and supplies, at average cost -
      Fossil fuel                                                    53,325       49,574
      Other                                                          96,168       97,375
   Environmental bond redemption fund                               160,000         --
   Other                                                             72,204       11,040
                                                                 ----------   ----------
         Total current assets                                       818,935      453,113
                                                                 ----------   ----------
Regulatory assets:
   Deferred income taxes                                            609,201      611,740
   Other                                                            167,467      179,705
                                                                 ----------   ----------
         Total regulatory assets                                    776,668      791,445
                                                                 ----------   ----------
Total Assets                                                     $7,118,625   $6,802,285
                                                                 ==========   ==========

CAPITAL AND LIABILITIES
Capitalization:
   Common stock, $5 par value, authorized 150,000,000 shares -
      Outstanding  102,123,834 shares                            $  510,619   $  510,619
   Other paid-in capital, principally premium on
     common stock                                                   701,896      716,879
   Retained earnings                                              1,265,067    1,159,956
                                                                 ----------   ----------
         Total common stockholders' equity                        2,477,582    2,387,454
   Preferred stock not subject to mandatory redemption              155,197      155,197
   Long-term debt                                                 1,782,873    1,846,482
                                                                 ----------   ----------
         Total capitalization                                     4,415,652    4,389,133
                                                                 ----------   ----------
Current liabilities:
   Current maturity of long-term debt                               174,102       28,797
   Short-term debt                                                     --         21,300
   Accounts and wages payable                                       176,529      188,014
   Accumulated deferred income taxes                                 44,288       35,809
   Taxes accrued                                                    245,240       94,167
   Other                                                            155,858      142,859
                                                                 ----------   ----------
         Total current liabilities                                  796,017      510,946
                                                                 ----------   ----------
Accumulated deferred income taxes                                 1,259,980    1,264,800
Accumulated deferred investment tax credits                         145,605      149,891
Regulatory liability                                                162,715      175,638
Other deferred credits and liabilities                              338,656      311,877
                                                                 ----------   ----------
Total Capital and Liabilities                                    $7,118,625   $6,802,285
                                                                 ==========   ==========
